Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-4499

(212) 818-8800

(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

November 4, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowen Acquisition Corp

Amendment No. 2 to Registration Statement on Form S-4

Filed October 21, 2024

File No. 333-282021

Ladies and Gentlemen:

On behalf of Bowen Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, October 29, 2024, relating to the above-captioned Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the prior filing of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-4 filed October 21, 2024

Potential Dilution to Non-Redeeming Bowen Public Shareholders, page 109

1.	We note your revised disclosure in response to previous comment 2. It appears that you are adjusting net tangible book value by $3,145,944 to account for the estimated total Business Combination transaction expenses, but are not making any additional adjustment to reflect the repayment of the $690,000 loan from Qianzhi and the IPO Underwriter to the Company for the extension of Combination Period. We note that the repayment of this loan appears to be reflected separately from the total transaction expenses in footnote (11) to the unaudited pro forma condensed combined balance sheet on page 144. Please revise your presentation to reflect the repayment of this loan or advise.

Securities and Exchange Commission

November 4, 2024

We revised the disclosure on page 109 of the Registration Statement as requested to reflect the effect of the $690,000 loan from Qianzhi and the IPO Underwriter to the Company for the extension of the Combination Period on net tangible book value, and the $500,000 repayment to the IPO Underwriter upon the closing of the Business Combination. We respectfully advise the Staff that the remaining $190,000 of loan proceeds from Qianzhi is eliminated in the presentation as a result of intercompany reconciliations and cash flows within the Qianzhi group.

Unaudited Pro Forma Financial Statements

Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 147

2.	With respect to note (7), it appears that the adjustments on page 144, which reflect the reclassification of 6.9 million shares and the cash paid for the redemption, were not based on the redemption price of $10.62. Please reconcile this discrepancy or provide an explanation otherwise.

The Company wishes to advise the Staff that the redeemable 6,900,000 shares are valued at $10.62 per share as of June 30, 2024. Following receipt of the loan proceeds of $690,000, or $0.1 per share, which was deposited into the Trust Account on October 14, 2024 for the extension of Combination Period, these shares are subject to possible redemption at $10.72 per share. We revised the disclosure on page 147 of the Registration Statement to reflect the foregoing.

Note 4 - Net Loss Per Share, page 148

3.	Regarding your transactional adjustment on earn-out shares, you stated in your response letter dated September 10, 2024, that the earn-out shares are included as equity and in the Merger consideration because the milestones are achievable. It appears that the 1.4 million earn-out shares are included in the pro forma shares of the combined company common stock issued and outstanding immediately after the merger, as shown on page 143. In this regard, please explain why such shares are not included in the basic net loss per share calculation.

 We have revised the disclosure on pages 147 and 148 of the Registration Statement as requested. The Company wishes to advise the Staff that the earn-out shares are included as equity to reflect the issuance of 1,400,000 earnout shares to the Earnout Escrow Account upon completion of the Business Combination. These Earnout Escrow Shares will be vested if and to the extent certain net income milestones are achieved by New Bowen and its subsidiaries during the fiscal years ended March 31, 2025 and 2026, or forfeited if the applicable milestones are not met. Contingently issuable shares should be included in basic earnings per share only when there is no circumstance under which those shares would not be issued and basic earnings per share should not be restated for changed circumstances. Therefore, the Company respectfully believes that the Earnout Escrow Shares should not be included in basic pro forma shares outstanding. As the post-combination company incurred pro forma net loss for the three months ended June 30, 2024 and the twelve months ended March 31, 2024, the Earnout Escrow Shares are anti-dilutive and therefore not included in the diluted pro forma shares outstanding.

* * * * * * * * * *

Securities and Exchange Commission

November 4, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jiangang Luo, CEO
Liangwen Wang, CFO